UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock, Par Value $.01 per Share

(Title of Class of Securities)

291087203

(CUSIP Number)

Bingzhao Tan

Wealth Warrior Global Limited

Unit C, 32/F., TML Tower

No. 3 Hoi Shing Road

Tsuen Wan, New Territories, Hong Kong

(852) 3950 4625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203	SCHEDULE 13D	Page 2 of 14

1.	NAMES OF REPORTING PERSONS

Aurizon Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 3 of 14

1.	NAMES OF REPORTING PERSONS

Merchant Link Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 4 of 14

1.	NAMES OF REPORTING PERSONS

Omen Charm Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 5 of 14

1.	NAMES OF REPORTING PERSONS

Ocean Rose Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 6 of 14

1.	NAMES OF REPORTING PERSONS

Praisewise Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 7 of 14

1.	NAMES OF REPORTING PERSONS

Rise Vision Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 8 of 14

1.	NAMES OF REPORTING PERSONS

Splendid Brilliance (PTC) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 9 of 14

1.	NAMES OF REPORTING PERSONS

Wealth Warrior Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 10 of 14

1.	NAMES OF REPORTING PERSONS

Guichai He
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 11 of 14

1.	NAMES OF REPORTING PERSONS

Bingzhao Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 12 of 14

Item 1.	This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on October 10, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 dated February 28, 2018 (the “Amendment No. 1”) and this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Emerson Radio Corp., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 of the Amendment No. 1 is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 2, S&T International Distribution Ltd., a British Virgin Islands limited company (“S&T”), has the power to vote and dispose of 15,243,283 shares of Common Stock (the “Emerson Shares”), representing approximately 67.5% of the outstanding shares of Common Stock, based on 22,571,951 shares of Common Stock outstanding as of June 15, 2018 as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on June 28, 2018.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k) under the Act.*

* Previously filed

CUSIP No. 291087203	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 29th day of June, 2018	AURIZON ENTERPRISES LIMITED*

	By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

MERCHANT LINK HOLDINGS LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

OMEN CHARM LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

OCEAN ROSE GLOBAL LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

PRAISEWISE LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

RISE VISION GLOBAL LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

CUSIP No. 291087203	SCHEDULE 13D	Page 14 of 14

SPLENDID BRILLIANCE (PTC) LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

WEALTH WARRIOR GLOBAL LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

By:	/s/ GUICHAI HE
GUICHAI HE, an individual*

By:	/s/ BINGZHAO TAN
BINGZHAO TAN, an individual*

* These reporting persons disclaim beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.